Exhibit 99.81
News Release
THERATECHNOLOGIES ADOPTS SHAREHOLDER RIGHTS PLAN
Montreal, Canada — February 10, 2010 — Theratechnologies Inc. (TSX-TH) announced today that its Board of Directors has adopted a shareholder rights plan (the “Plan”), effective as of such date. The Plan is designed to provide adequate time for the Board of Directors and the shareholders to assess an unsolicited takeover bid for Theratechnologies, to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, and to provide shareholders with an equal opportunity to participate in a takeover bid and receive full and fair value for their common shares (the “Common Shares”). The Company is not adopting the Plan in response to any specific proposal to acquire control of the Company, nor is it aware of any such effort.
Shareholders will be asked to approve the Plan at the Company’s next annual and special meeting to be held on March 25, 2010. The Plan, if approved by the shareholders, will expire at the close of the Company’s annual meeting of shareholders in 2013.
The rights issued under the Plan will initially attach to and trade with the Common Shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights will become exercisable only when a person, including any party related to it, acquires or attempts to acquire 20 percent or more of the outstanding Common Shares without complying with the “Permitted Bid” provisions of the Plan or without approval of the Board of Directors. Should such an acquisition occur or be announced, each right would, upon exercise, entitle a rights holder, other than the acquiring person and related persons, to purchase Common Shares at a 50 percent discount to the market price at the time.
Under the Plan, a Permitted Bid is a bid made to all holders of the Common Shares and which is open for acceptance for not less than 60 days. If at the end of 60 days at least 50 percent of the outstanding Common Shares, other than those owned by the offeror and certain related parties have been tendered, the offeror may take up and pay for the Common Shares but must extend the bid for a further 10 days to allow other shareholders to tender.
The rights plan is similar to other shareholder rights plans recently adopted by several other Canadian companies. A material change report and a complete copy of the rights plan will be filed on the System for Electronic Document Analysis and Retrieval (SEDAR) shortly. The issuance of Common Shares upon the exercise of the rights is subject to receipt of certain regulatory approvals.
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products for commercialization. The Company targets unmet medical needs in financially attractive specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application (“NDA”) to the United States Food and Drug Administration (“FDA”), seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States and in other markets for HIV-associated lipodystrophy as well as the development of clinical programs for tesamorelin in other medical conditions.
Contact:
Andrea Gilpin
Vice President, IR & Communications
Theratechnologies Inc.
Phone: 514 336-7800, ext. 205
communications@theratech.com
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com